RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

November 5, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Dana Brown

RE:	Awesome Living, Inc.
Form 10-12G Filed September 15, 2010 File No. 000-54119

Dear Mr. Brown:

We are in receipt of comments from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 12, 2010 regarding the above-referenced filing of our client, Awesome Living, Inc. (the “Company”).  The Company has experienced a delay in completing the information necessary to respond and amend the filing within ten business days of the Staff’s letter, but please be advised that the Company will file the requested response and amend the filing by Tuesday, November 9, 2010.

Should you have any questions, please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.